Mail Stop 6010

January 30, 2007

VIA U.S. MAIL and FACSIMILE (508) 621-4376

Thomas M. Rosa
Chief Financial Officer
American Superconductor Corporation
Two Technology Drive
Westborough, Massachusetts 01581

      RE: **American Superconductor Corporation**
              Form 10-K for the fiscal year ended March 31, 2006
              Filed June 14, 2004
              Form 10-Q for the quarter ended September 30, 2006
              File No. 000-19672

Dear Mr. Rosa:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operation, page A-1

Liquidity and Capital Resources, page A-13

1. We reference your disclosure that the U.S. Navy approved an additional $13 million of funding for the 36.5 MW motor contract and that all of the funding "received" in April 2006 is expected to be recognized as revenue in fiscal 2007. Please clarify in your response and in future filings the amount of cash funding received during fiscal year 2006 and how you accounted for the cash received.

Consolidated Financial Statements

Note 13. Impairment of Long-Lived Assets, page B-22

2. We see your reference to an independent third-party appraiser for the valuation of 1G HTS wire manufacturing equipment. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include their consent. Otherwise, you may revise the filing, as appropriate.

Form 10-Q for the fiscal quarter ended September 30, 2006

Condensed Consolidated Financial Statements

Note 5. Accounts Receivable, page 12

3. We see that unbilled accounts receivable increased from $3.8 million at March 31, 2006 to $9.5 million at September 30, 2006. Please tell us and revise future filings to discuss the underlying reasons for the significant increase in unbilled accounts receivable.

Note 6. Inventory, page 12

4. We reference the $2.8 million of deferred program costs recorded at September 30, 2006 related to costs incurred in excess of funding on a DOE sponsored program. Please tell us the nature of the program costs and the basis for recording these costs as inventory rather than as a deferred cost. Additionally, please address the recoverability of the deferred program costs, including whether you have subsequently received funding to recover the costs.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding our comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 at with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief